

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 28, 2017

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

> **Re: MDC Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 8, 2016**
> **Response dated January 23, 2017**
> **File No. 001-13718**

Dear Mr. Doft:

We have reviewed your January 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015
14. Segment Information, page 75

Form 10-Q for Fiscal Quarter Ended September 30, 2016
11. Segment Information, page 23

1. Please provide us with a paragraph description of the service offerings of each partner firm and indicate whether it participates in US, Canada, Europe and/or other markets. In addition, please provide the amount of revenue and profitability associated with each

significant service offering by each partner firm and the percent of total revenues each significant service offering represents for each partner firm. If the profitability amount associated with each significant service offering for each partner firm is not tracked or available, then please state that this is the case for each firm.

2.   We understand that firms are distinguished by their primary service offerings. Do the firms change their primary service offering? If so, please provide us a three year depiction of which firms have changed by year, by primary service offering, and indicate what their prior primary service offering was. Provide to us the aggregate impact the change in primary service would have on the total population of partner firms that offered the same primary service, including as a percent of revenue, profitability, and total assets. This includes the impact on the population of partner firms that shared the prior primary service as well as the population of partner firms that share the same newly designated primary service offering.

3.   In addition, please clarify for us whether or not there are changes to which firms the managing directors oversee and tell us how often those changes are made. Please provide us the actual changes in the last three years, including the name of the partner firm and the former managing director, along with the managing director to which the partner firm was changed in the given year.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications